Exhibit 99.1

Pediment Drills 39.6 Meters of 2.65 g/t in the Intermediate Zone

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 10/08/10) - Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to announce the results of 53 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

Please click on the following link to view the current drill map for this program: http://www.pedimentgold.com/i/pdf/DRILL-MAP-OCT-2010.pdf.  The following two tables provide highlights from the Main Zone and Intermediate Zone. A complete table of all drill results can be viewed by clicking the following link: http://www.pedimentgold.com/s/BCS.asp?reportid=422191.

MAIN ZONE DRILL RESULTS

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Drill hole    Section (Northing)   From (m)     To (m) Length (m)     Au_g/t
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10PLRC-185            2,639,925       89.0      121.0       32.0        1.95
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and                                  125.6      143.9       18.3        0.97
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10PLRC-183            2,639,910       76.8      142.3       65.5        1.05
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and                                  146.9      175.9       29.0        0.63
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10PLRC-187            2,639,857       28.0       46.3       18.3        0.71
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and                                   58.5       90.5       32.0        0.64
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and                                   99.7      122.5       22.9        3.98
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10PLRC-191            2,639,837       95.1      110.3       15.2        1.01
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10PLRC-197                            84.4      125.6       41.2        1.82
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10PLRC-188            2,639,783       73.8      113.4       39.6        1.19
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10PLRC-190            2,639,776       81.4      113.4       32.0        3.65
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10PLRC-193                            55.5      101.2       45.7        1.38
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10PLRC-195            2,639,729       49.4       96.6       47.2        1.08
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10PLRC-199            2,639,646       37.2       69.2       32.0        1.44
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10PLRC-229            2,639,639       40.2       46.3        6.1        1.81
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10PLRC-205            2,639,582       28.0       58.5       30.5        0.87
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10PLRC-200            2,639,571       72.2       96.6       24.4        0.80
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and                                  110.3      188.1       77.7        2.06
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10PLRC-247            2,639,499       35.7       44.8        9.1        2.73

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10PLRC-251            2,639,470       63.1       84.4       21.3        0.59
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and                                  104.2      174.4       70.1        0.86
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10PLRC-243            2,639,468        2.1       25.0       22.9        0.46
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and                                   73.8       90.5       16.8        1.36
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Within the Los Planes/Main Zone area of where the known mineral resources exists, the following drill hole results have either expanded and/or reclassified the existing resource.

INTERMEDIATE ZONE DRILL RESULTS

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Drill hole    Section (Northing)   From (m)     To (m) Length (m)     Au_g/t
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10PLRC-222            2,639,239      142.3      171.3       29.0        0.97
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10PLRC-223            2,639,239      207.9      220.1       12.2        0.50
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10PLRC-235            2,639,197       76.8      127.1       50.3        0.77
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10PLRC-208            2,639,192      204.8      224.6       19.8        1.19
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10PLRC-227            2,639,106      165.2      204.8       39.6        2.65
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10PLRC-226            2,639,046       55.5       67.7       12.2        0.47
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10PLRC-218            2,638,994      107.3      114.9        7.6        0.98
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10PLRC-213            2,638,944       99.7      105.8        6.1        0.82
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10PLRC-214            2,638,944      124.1      131.7        7.6        0.72
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and                                  136.3      163.7       27.4        0.40
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10PLRC-215            2,638,944      186.5      212.5       25.9        0.52
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10PLRC-212            2,638,896       38.7       58.5       19.8        0.67
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Recently completed drill holes within the Intermediate Zone all represent an expansion of the known mineral resource. No drilling within the intermediate zone was ever included in the previously announced resource calculation by AMEC in the Preliminary Assessment released in August (See news releases dated August 10, 2010 and August 11, 2010).

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release. All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

Pediment Gold Corp.

Per:

Gary Freeman, President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding drill results for the Company's San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, , potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Contacts:

Pediment Gold Corp.

Gary Freeman

604-682-4418

Pediment Gold Corp.

Michael Rapsch

604-682-4418

www.pedimentgold.com